UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: 05/18/2022
Commission File Number: 001-39777
Nanobiotix S.A.
(Exact Name of Registrant as Specified in its Charter)
60 Rue de Wattignies
75012 Paris, France
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This replaces the announcement made at 4:40PM ET on May 18 due to the following corrections: Updated date in 'First Quarter Operational Highlights' section.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated May 18, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PORTER NOVELLI	NANOBIOTIX S.A.
(Agency)	(Registrant)

By: /s/ Emily Papp	By:	/s/ Bart Van Rhijn

Emily Papp		Bart Van Rhijn
Account Supervisor		Chief Financial Officer